July 28, 2008

Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 Washington, D.C. 20549-0405

Re: Responses to the Securities and Exchange Commission
Staff Comments provided by telephone on July 25, 2008, regarding
Timberline Resources Corporation
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
Filed July 18, 2008

Dear Ms. Parker:

This letter responds to the staff’s comments communicated to us orally by Donna Levy on July 25, 2008, regarding the above-referenced Amendment No. 4 to our Preliminary Proxy Statement on Schedule 14A.  For your convenience, the staff’s comments are summarized below.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Amendment No. 4 to Preliminary Proxy Statement

Staff Comment No. 1.

You asked us to file as correspondence on EDGAR a marked version of Amendment No. 4 to the Preliminary Proxy Statement precisely marked to reflect changes from the previous amendment that you filed on July 18, 2008.

July 28, 2008

Timberline’s Response:

On July 25, 2008, we refiled the correspondence previously submitted on July 18, 2008, which now includes a pdf version of Amendment No. 4 marked to reflect all of the changes made since Amendment No. 3.

With this letter, we will also file pdf version of Amendment No. 5, marked to show all of the changes made since Amendment No. 4.

Staff Comment No. 2.

The Company added disclosure throughout its Amendment No. 4 regarding the purchase of the Company’s Series A Preferred Stock by a private investor and that investor’s waiver of any rights attached to that stock after its conversion into common stock.  You asked to clarify the nature of those rights.

Timberline’s Response:

We have added disclosure throughout Amendment No. 5 to clarify that the rights waived by the private investor were the redemption rights attached to the Series A Preferred Stock.

Staff Comment No. 3.

The Company added disclosure to Amendment No. 5 regarding the possibility of obtaining a waiver from the shareholder approval requirements of the American Stock Exchange (“AMEX”) in connection with the SMD Acquisition.  You asked us to clarify whether a waiver would be sought.

Timberline’s Response:

Subsequent to filing Amendment No. 4, AMEX has communicated to us that it will not grant a waiver from its shareholder approval requirements in this case.  As a result, we have removed all references to a possible AMEX waiver.

Additional Changes to Amendment No.5:

In addition to the changes discussed above, we wish to draw your attention to two other changes discussed in Amendment No. 5.

First, some numerical adjustments have been made to the Selected Pro Forma Combined Financial Data and Unaudited Per Share Data found at pages 51 to 59 of Amendment No. 5.

Second, we have added additional disclosure to pages 7 and 77 of Amendment No. 5 regarding the requirement that holders of the converted common stock that was converted from the Company’s Series A Preferred stock approve the reincorporation proposal as a separate voting group.

July 28, 2008

Thank you for your review of the revised filing.  If you should have any questions regarding the proxy statement or our response letter, please do not hesitate to contact me at (208) 664-4859 or Kimberley Anderson at (206) 903-8803.

Sincerely,

cc: Dorsey & Whitney LLP